WAIVER AGREEMENT
October 3, 2017
This Waiver Agreement (this “Waiver”), dated as October 3, 2017, is entered into by and among Energy Future Holdings Corp., a Texas corporation (the “Company”), Energy Future Intermediate Holding Company LLC, a Delaware limited liability company (“EFIH”), Sempra Energy, a California corporation (“Parent”), and Sempra Texas Merger Sub I, Inc. (formerly known as Power Play Merger Sub I, Inc.), a Delaware corporation (“Merger Sub” and, collectively with the Company, EFIH, and Parent, the “Parties”).
RECITALS
WHEREAS, reference is hereby made to that certain Agreement and Plan of Merger, dated as of August 21, 2017 (the “Merger Agreement”), by and among the Parties;
WHEREAS, reference is also made to that certain Commitment Letter, dated as of August 21, 2017 (the “Debt Commitment Letter”), by and among Merger Sub, Royal Bank of Canada (“RBC”) and Morgan Stanley Senior Funding, Inc. (collectively with RBC and any other lenders party thereto by joinder or otherwise, the “Lenders”), pursuant to which the Lenders or their respective Affiliates have agreed, subject to the terms and conditions thereof, to provide Merger Sub the amount of indebtedness set forth therein;
WHEREAS, pursuant to Section 6.21 of the Merger Agreement, Parent has agreed, among other things, to use reasonable best efforts to take, or cause to be taken, and to use reasonable best efforts to cause its controlled Affiliates and its and their respective Representatives to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter and Fee Letter (including, as necessary, “flex” provisions contained in the Fee Letter);
WHEREAS, in consultation with the Company, EFIH and Oncor, Parent has determined, and the Company and EFIH agree, that the timing and likelihood of obtaining PUCT Approval for the transactions contemplated by the Merger Agreement are likely to be accelerated and increased, respectively, if Parent does not pursue or effectuate Debt Financing, Alternative Debt Financing, Bond Financing or replacement Debt Financing whose borrowers, issuers or guarantors are any subsidiary or subsidiaries of Parent whose primary assets consist (or will on the Closing Date consist) of its or their direct or indirect ownership interest in Oncor (“EFH Level Debt Financing”);
WHEREAS, the Parties agree that the proposed transaction does not meet the reporting requirements under the HSR Act, and an HSR Filing is not required; and
WHEREAS, pursuant to Section 9.2 and Section 9.3 of the Merger Agreement, the Parties wish to (i) waive the requirements set forth in Section 6.21(a)–(d) of the Merger Agreement and amend and clarify certain provisions related to the Debt Financing, and (ii) waive the requirements set forth in the Merger Agreement with respect to an HSR Filing and clearance under the HSR Act.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants, and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows.
Section 1.Definitions. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
Section 2.Waiver and Amendment. Notwithstanding anything to the contrary contained in the Merger Agreement, in accordance with Section 9.2 and Section 9.3 of the Merger Agreement, the Parties hereby agree that:
(a) Parent and Merger Sub shall not be required or permitted to pursue or obtain any EFH Level Debt Financing as contemplated in the Merger Agreement (or Exhibit D thereto), and each of the Company and EFIH hereby waive the benefit of the provisions set forth in Section 6.21(a)-(d) of the Merger Agreement and for purposes of Section 7.3, the satisfaction of those obligations are no longer a condition to the obligations of the Company and EFIH to effect the Closing as contemplated by Section 7.3(b) of the Merger Agreement; provided, however, that, for the avoidance of doubt, the last sentence of Section 5.2(h) of the Merger Agreement and the obligations of the Company to cooperate (and to cause its Subsidiaries (other than the Oncor Entities, subject to Section 6.20 of the Merger Agreement) to cooperate) with Parent and Merger Sub in connection with the arrangement of the Financing under Section 6.21(e) and (f) of the Merger Agreement shall continue in full force and effect as written; provided, further, however, that the term “Financing” for purposes of such Sections 6.21(e) and (f) shall exclude EFH Level Debt Financing, but include any equity or debt financing that may be raised by Parent in connection with the Merger (“Parent Financing”).
(b) The failure to pursue or effectuate any EFH Level Debt Financing (including as such may modify the incurrence of debt as it relates to Paragraph 6 of the Key Regulatory Terms) shall not be deemed to be an adverse variation or change contributing to a Burdensome Condition.
(c) Parent and Merger Sub acknowledge and agree that the consummation by Parent of the transactions contemplated by this Agreement or the Plan of Reorganization is not conditional upon the consummation of, or the receipt by Parent or Merger Sub or any of their Affiliates of the proceeds of, the Parent Financing.
(d)    The Parties shall not be required to pursue the HSR Filing or to obtain clearance under the HSR Act, and each of the Parties hereby waive the benefit of the provisions in Section 6.3(a)(ii) of the Merger Agreement, and agree that obtaining the expiration or earlier termination of any waiting period under the HSR Act shall not be a condition of any Party for the consummation of the transactions contemplated by the Merger Agreement.
Section 3. Miscellaneous; No Other Waivers. The provisions of Sections 9.4, 9.5, 9.6, 9.8, 9.12, 9.14 and 9.15 of the Merger Agreement shall apply to this Waiver mutatis mutandis. Except as specifically amended and waived hereby, the Merger Agreement shall continue in full force and effect as written.
Section 4.Entire Agreement. The agreements listed in Section 9.7 of the Merger Agreement, including as modified by this Waiver, constitute the entire agreement of the Parties with respect to the subject matter thereof and supersede all prior agreements, both written and oral, by the Parties with respect to the subject matter thereto.
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IN WITNESS WHEREOF, the Parties have caused this Waiver to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ Anthony Horton
Name: Anthony Horton
Title: Chief Financial Officer, Executive Vice President, and Treasurer

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/s/ Anthony Horton
Name: Anthony Horton
Title: Chief Financial Officer, Executive Vice President, and Treasurer

SEMPRA ENERGY

By:	/s/ Trevor I. Mihalik
Name: Trevor Mihalik
Title: Senior Vice President, Controller and Chief Accounting Officer

SEMPRA TEXAS MERGER SUB I, INC.

By:	/s/ Trevor I. Mihalik
Name: Trevor Mihalik
Title: Vice President